Aquaria Technologies Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 and 2022

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Aquaria Technologies Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 27, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	272,719	-
Total Current Assets	272,719	-
Non-current Assets		
Other Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	272,719	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	175,610	-
Total Current Liabilities	175,610	-
Long-term Liabilities		
Simple Agreements for Future Equity (SAFEs)	200,000	-
Total Long-Term Liabilities	200,000	-
TOTAL LIABILITIES	375,610	-
EQUITY		
Common Stock	-	-
Retained Earnings	(102,891)	-
Total Equity	(102,891)	-
TOTAL LIABILITIES AND EQUITY	272,719	-

Statement of Operations

	Year Ended December 31, 2022	2021
Revenue	463,500	-
Cost of Revenue	506,627	-
Gross Profit	(43,127)	-
Operating Expenses		
Advertising and Marketing	10,468	-
General and Administrative	49,296	-
Total Operating Expenses	59,763	-
Net Income (loss)	(102,891)	-

Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(102,891)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	175,610	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	175,610	-
Net Cash provided by (used in) Operating Activities	72,719	-
FINANCING ACTIVITIES		
Issuance of Common Stock	-	-
SAFEs (Simple Agreements for Future Equity)	200,000	-
Net Cash provided by (used in) Financing Activities	200,000	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	272,719	-
Cash at end of period	272,719	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 7/26/2021	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Net Income (Loss)	-		-	-	-
Ending Balance 12/31/2021	-	-	-	-	-
Issuance of Common Stock	350	-	-	-	-
Net Income (Loss)	-		-	(102,891)	(102,891)
Ending Balance 12/31/2022	350	-	-	(102,891)	(102,891)

Aquaria Technologies Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Aquaria Technologies, Inc. ("the Company") was formed in Delaware as a public benefit corporation on July 26th, 2021. The company earns revenue by selling atmospheric water generator (the product) to both consumers and businesses. Aquaria's products address critical shortage of clean water due to contamination and the effects of climate change. The company's headquarters is in Orlando, Florida. The majority of the company's customers will be in the US, with a plan to expand internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital for expansion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company’s primary performance obligation is the delivery of products. Revenue is partially recognized at the time of initial purchase (deposit), and then settled prior to shipment of goods (upfront payment). At times, revenue will be recognized partially at initial purchase, and then settled over time based on milestones such as shipping, and completion of installation.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Concentrations

As of December 31, 2022, one B2B customer accounted for over 90% of the fiscal year revenue.

The company currently contract manufactures its atmospheric water generators. There are a limited number of other manufacturers that can contract with Aquaria, although management believes we are contracting with the top partner. In a future funding round, Aquaria will construct its own manufacturing facilities. A change in contract manufacturer or constructing our own manufacturing facility could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

Equity Based Compensation

At the present time, the company does not have an Equity-based Compensation Plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Florida. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Warranty

The Company has a 1-3 year warranty commitment where it will replace, repair, or give a credit to a customer at the Company's discretion as a result of defective products. No such claims were made as of December 31st, 2022.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity), totaling $200,000, with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 0% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $23M.

Debt

Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022			
				Current Portion	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
SAFEs (Simple Agreements for Future Equity)	200,000	-	-	-	200,000	200,000	-
Total				**-**	**200,000**	**200,000**	**-**

NOTE 6 – EQUITY

The Company has authorized 1,000 of common shares with a par value of $0.01 per share. 350 shares were issued and outstanding as of 2022. 150 were issued in 2023. See Note 7.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 27, 2023, the date these financial statements were available to be issued.

Aquaria received an additional $375k in SAFE investments at the same terms mentioned in Note 5.

Aquaria filed an A&R with Delaware to expand total authorized shares to 20 million shares.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has a limited operating history, realized losses, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.